                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. _____)*

                            U.S. Wireless Data, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   912 899 101
                            ------------------------
                                 (CUSIP Number)

                   Peter J. Solomon Securities Company Limited
                                767 Fifth Avenue
                            New York, New York 10153
                    Attention: Marc Cooper, Managing Director
                            Telephone: (212) 508-1600
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 7, 2000
          -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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==================================================
CUSIP NO.  912 899 101                                 13D
==================================================

============= ==================================================================
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Peter J. Solomon Company Limited
              13-3527440
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /
                                                                       (b) / /
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              00
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                        / /
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
================================================================================
 NUMBER OF               7      SOLE VOTING POWER

                                2,327,750 shares(1) of Common Stock all of which
  SHARES                        represent shares underlying warrants and
                                convertible securities.
BENEFICIALLY       ------------ ------------------------------------------------
                         8      SHARED VOTING POWER

 OWNED BY                       None
                   ------------ ------------------------------------------------
EACH REPORTING           9      SOLE DISPOSITIVE POWER

                                2,327,750 shares(1) of Common Stock all of which
 PERSON WITH                    represent shares underlying warrants and
                                convertible securities
                   ------------ ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                None
================================================================================
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,327,750 shares(1) of Common Stock all of which represent shares underlying warrants and convertible securities.
------------- ------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                      / /
------------- ------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              As of the date of the  filing  of this  report,  the  2,327,750 shares  of  Common  Stock  constituted  beneficial ownership of
              6.7% of the Common Stock of the Issuer (based upon the number of outstanding  shares set forth in the Issue's Definitive Proxy
              Statement on Schedule 14A filed on August 8, 2000).
------------- ------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON

              CO
============= ==================================================================

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==================================================
CUSIP NO.  912 899 101                                  SCHEDULE 13D
==================================================

============= ==================================================================
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Peter J. Solomon Securities Company Limited
              13-3591990
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  / /
                                                                       (b)  / /
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              00
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                        / /
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
================================================================================
 NUMBER OF               7      SOLE VOTING POWER

                                2,327,750 shares of Common Stock all of which
  SHARES                        represent shares underlying warrants and
                                convertible securities.
BENEFICIALLY       ------------ ------------------------------------------------
                         8      SHARED VOTING POWER

 OWNED BY                       None
                   ------------ ------------------------------------------------
EACH REPORTING           9      SOLE DISPOSITIVE POWER

                                2,327,750 shares of Common Stock all of which
 PERSON WITH                    represent shares underlying warrants and
                                convertible securities
                   ------------ ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                None
================================================================================
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,327,750 shares of Common Stock all of which represent shares underlying warrants and convertible securities.
------------- ------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        / /
------------- ------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              As of the date of the  filing  of this  report,  the  2,327,750 shares  of  Common  Stock  constituted  beneficial ownership of
              6.7% of the Common Stock of the Issuer (based upon the number of outstanding  shares set forth in the Issuer's Definitive Proxy
              Statement on Schedule 14A filed on August 8, 2000).
------------- ------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON

              CO
============= ==================================================================

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SCHEDULE 13D
==================================================
CUSIP NO.  912 899 101                                              13D
==================================================

============= ==================================================================
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Peter J. Solomon
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              00
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                       / /
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
================================================================================
 NUMBER OF               7      SOLE VOTING POWER

                                2,327,750(2) shares of Common Stock all of which
  SHARES                        represent shares underlying warrants and
                                convertible securities.
BENEFICIALLY       ------------ ------------------------------------------------
                         8      SHARED VOTING POWER

 OWNED BY                       None
                   ------------ ------------------------------------------------
EACH REPORTING           9      SOLE DISPOSITIVE POWER

 PERSON WITH                    2,327,750(2) shares of Common Stock all of which
                                represent shares underlying warrants and
                                convertible securities
                   ------------ ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                None
================================================================================
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,327,750(2) shares of Common Stock all of which represent shares underlying warrants and convertible securities.
------------- ------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                      / /
------------- ------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              As of the date of the filing of this report, the 2,327,750 shares of Common Stock constituted beneficial ownership of 6.7% of the Common Stock of the Issuer (based upon the number of outstanding shares set forth in the Issuer's Definitive Proxy Statement on Schedule 14A filed on August 8, 2000).
------------- ------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON

               IN
============= ==================================================================

Item 1.  Security and Issuer
         -------------------

         This statement on Schedule 13D relates to the common stock, without par value (the "Common Stock"), of U.S. Wireless Data, Inc., a Colorado corporation (the "Company"). The principal executive offices of the Company are located at 750 Lexington Avenue, New York, New York 10022.

Item 2.  Identity and Background
         -----------------------

         This statement is being filed by (i) Peter J. Solomon Company Limited, a Delaware corporation (the "Parent"), with its principal executive office located at 767 Fifth Avenue, New York, New York 10153, (ii) Peter J. Solomon Securities Company Limited ("Sub"), a New York corporation with its principal executive office located at 767 Fifth Avenue, New York, New York 10153, and Peter J. Solomon, a United States citizen, with his business address at 767 Fifth Avenue, New York, New York 10153. Parent, Sub and Peter J. Solomon are referred to collectively as the "Reporting Persons."

         Sub is a company 100% owned by Parent. Sub is the principal subsidiary of Parent and conducts a substantial portion of the activities of Parent.

         Peter J. Solomon is the Chairman and sole executive officer, sole director and chairman of both the Sub and Parent.

         During the last five years, none of the Reporting Persons, have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         Pursuant to an engagement letter relating to financing transactions entered into by the Company, the Company issued to Sub, in a private placement which closed on May 31, 2000 (the "Private Placement"), warrants (the "Unit Warrants") to purchase 27.933 units at $100,000 per unit and paid Sub a fee of $400,000. The Unit Warrants are exercisable for 27.933 units, consisting of shares of Common Stock and warrants, expiring on March 18, 2007, and exercisable at $1.50 per share, to purchase 465,550 shares of Common Stock. Upon exercise of the Unit Warrants and the exercise of the warrants underlying the Unit Warrant, Sub will be issued 2,327,750 shares of Common Stock. On September 7, 2000, the Unit Warrants and underlying warrants referred to above, became exercisable as a result of the approval by the Company's stockholders of an amendment to the Company's charter increasing the authorized Common Stock.

Item 4.  Purpose of Transaction
         ----------------------

         Sub acquired the units for investment purposes only as compensation in connection with a financing.

         Sub does not have any plan or proposal which relates to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of the General Instructions for Schedule 13D.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

(a) Based upon the number of outstanding shares of Common Stock set forth in the Issuer's Definitive Proxy Statement on Schedule 14A filed on August 8, 2000, Sub's beneficial ownership of 2,327,750 shares of Common Stock constitutes beneficial ownership of 6.7% of the total number of shares of outstanding Common Stock of the Issuer. The Parent, in its capacity as sole shareholder of Sub, may be deemed to own beneficially the 2,327,750 shares of Common Stock. Additionally, Peter J. Solomon, in his capacity as Chairman and sole executive officer and sole director of both the Parent and Sub, may be deemed to own beneficially the 2,327,750 shares of Common Stock. Parent and Peter J. Solomon disclaim beneficial ownership of any shares of the Issuer reported herein, except with respect to their respective pecuniary interests in Sub.

(b) Sub has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, the 2,327,750 shares of Common Stock.

(c) During the past sixty days, Sub has not effected any transactions in shares of Common Stock.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         ---------------------------

         Pursuant to an engagement letter relating to financing transactions entered into by the Company, the Company paid Sub a $400,000 fee in addition to the above-referenced units pursuant to the Private Placement.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         (i) Form of Peter J. Solomon Securities Company Limited warrant (incorporated by reference from the Company's report on Form 8K/A filed on April 24, 2000).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Date:    September 15, 2000

                                              Peter J. Solomon Company Limited


                                              By:  __________________________
                                              Name:    Peter J. Solomon
                                              Title:  Chairman

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     Date:    September 15, 2000

                                     Peter J. Solomon Securities Company Limited


                                     By:  __________________________
                                     Name:   Peter J. Solomon
                                     Title:  Chairman

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Date:    September 15, 2000


                                              --------------------------
                                              Peter J. Solomon